OREGON MINERAL TECHNOLOGIES, INC.

50 Beekman Square

Jacksonville, Oregon 97530

Telephone 541-899-1500

February 22, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

Oregon Mineral Technologies, Inc.

Registration Statement on Form S-1

Filed February 17, 2010

File No. 333-164936

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, we hereby request the withdrawal of the registrant’s entire registration statement on Form S-1 originally filed on February 17, 2010 and subsequently amended on August 16, 2010 and September 21, 2010.  The filing has not been declared effective.  There has been no circulation of preliminary prospectuses in connection with this offering, the registration statement has not been declared effective by the Commission and none of the Company’s securities have been sold in connection with filing of the registration statement.

The registrant requests this withdrawal due to the significant passage of time and the significant changes to the registrant’s operations.

Please contact me if you have any comments or questions regarding this request.

Very truly yours,

/s/C. Doug Hamilton

C. Doug Hamilton, CEO